FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1. 2.	News Release dated February 10, 2005 (“Cingular Introduces New Quad-Band BlackBerry 7100g") News Release dated February 10, 2005 (“RIM CFO To Present At CIBC World Markets Investor Conference")	Page No 4 8

Document 1

Contact:
JOHN KAMPFE
Cingular Wireless
908-696-4536 (office)
908-432-3473 (wireless)

COURTNEY FLAHERTY
Brodeur Worldwide for RIM
212-771-3637
cflaherty@brodeur.com

RIM Investor Contact:
RIM INVESTOR RELATIONS
519-888-7465
investor_relations.@rim.com

FOR IMMEDIATE RELEASE

CINGULAR INTRODUCES NEW QUAD-BAND

BLACKBERRY 7100g

Breakthrough Device Looks Like Traditional Handset

But Offers Popular BlackBerry Features

        ATLANTA and WATERLOO, ONTARIO., FEB. 10, 2005 — Business customers who prefer the look and feel of a phone for their primary wireless device now have a handset on which they can access their corporate and personal e-mail and organizer information with today’s introduction of the BlackBerry 7100g™ from Cingular Wireless. The BlackBerry 7100g provides the look and feel of a sleek handset while incorporating a quad-band GSM™ “world phone” and retaining the powerful wireless e-mail, browser and data capabilities enabled by the BlackBerry® platform. The BlackBerry 7100g was developed and manufactured by Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM).

        The BlackBerry 7100g features a brilliant and large high-resolution color LCD display and RIM’s SureType™ keyboard technology. SureType effectively converges a telephone keypad and a QWERTY keyboard to fit within the size constraints of a traditional mobile phone, while ensuring dialing and typing remain quick and easy. It also includes Bluetooth® support for use with Bluetooth headsets and car kits for a flexible handsfree phone experience, as well as a speakerphone for impromptu conference calls. The BlackBerry 7100g from Cingular also supports all the latest features of the new BlackBerry Enterprise Server v4.0™.

— more —

        The BlackBerry 7100g uses Cingular’s ALLOVERSM network, the largest digital voice and data network in the country. This business phone’s quad-band (850/900/1800/1900) design gives Cingular customers the ability to stay connected when abroad in more than 170 countries for voice communications and over 75 countries when accessing e-mail, calendaring and other data applications.

        “The introduction of the BlackBerry 7100g opens up the ‘BlackBerry experience’ to a much wider business audience that considers voice as their primary wireless application but also desires the robust data features that BlackBerry provides,” said Michael Woodward, executive director, mobile professional solutions, for Cingular Wireless. “Cingular Wireless is the leading BlackBerry provider and the addition of this breakthrough solution further strengthens our portfolio of BlackBerry products.”

        “The BlackBerry 7100g and its innovative SureType keyboard technology delivers a robust phone and messaging experience in an amazingly compact and comfortable design,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “We are pleased to build upon our long-standing relationship with Cingular Wireless and expand the reach of BlackBerry to an even broader range of customers with the introduction of the BlackBerry 7100g.”

        Cingular Wireless customers can purchase the BlackBerry 7100g through their Cingular Business Markets Group sales account team or online (after February 14) at www.cingular.com/blackberry7100g. The BlackBerry 7100g is available for as low as $249.99 with applicable rebates with a two-year contract. BlackBerry monthly data plans from Cingular Wireless are $39.99 for four megabytes and $49.99 for unlimited usage. For an additional $19.99 a month, customers can take advantage of Cingular’s Unlimited International Data Roaming plan. Cingular’s ALLOVER network monthly voice plans start at $39.99 and offer options such as Rollover Minutes, free nights and weekends and free mobile-to-mobile calling.

        Cingular Wireless serves 95 of the Fortune 100 companies, and counts more than 80 percent of the Fortune 500 and over 1,200 federal, state and local government agencies as customers.

_________________

ABOUT RESEARCH IN MOTION (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

ABOUT CINGULAR WIRELESS

Cingular Wireless is the largest wireless carrier in the United States, serving more than 49 million customers. Cingular, a joint venture between SBC Communications Inc. (NYSE: SBC) and BellSouth Corporation (NYSE: BLS), has the largest digital voice and data network in the nation — the ALLOVER? network — and the largest mobile-to-mobile community of any national wireless carrier. Cingular is the only U.S. wireless carrier to offer Rollover?, the wireless plan that lets customers keep their unused monthly minutes. Details of the company are available at <http://www.cingular.com> . Get Cingular Wireless press releases e-mailed to you automatically. Sign up at <http://www.cingular.com/newsroom> ..

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry, SureType and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

Document 2

February 10, 2005

FOR IMMEDIATE RELEASE

RIM CFO TO PRESENT AT CIBC WORLD MARKETS INVESTOR CONFERENCE

Waterloo, ON – Dennis Kavelman, Chief Financial Officer at Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM), will present at the CIBC World Markets 2005 Whistler Institutional Investor Conference in Whistler, BC on Thursday, February 17, 2005. The presentation, which is scheduled to begin at approximately 8:00 a.m. Pacific Time (11:00 a.m. Eastern Time), will be available via live audio webcast on RIM’s website and can be accessed by logging on at www.rim.com/investors/events/index.shtml.

About Research In Motion (RIM)

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

_________________

Media Contact:
Courtney Flaherty
Brodeur Worldwide for RIM
212.771.3637
cflaherty@brodeur.com

Investor Contact:
RIM Investor Relations
519.888.7465
investor_relations@rim.net

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	February 10, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller